Exhibit 21

Subsidiaries of Ensysce Biosciences, Inc.

Legal Entity*	Jurisdiction of Organization
EBIR, Inc.** (79.2%)	Delaware
EBI OpCo, Inc.	Delaware
EBI Operating, Inc.	Delaware

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* Unless otherwise noted, reflects 100% ownership by Ensysce Biosciences, Inc.

** Formerly known as Covistat, Inc.